August 8, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:    Joseph Cascarano
Robert Littlepage
Re:    nVent Electric plc
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
Form 8-K
Filed May 3, 2024
File No. 001-38265
Dear Mr. Cascarano and Mr. Littlepage:
The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided comments by letter, dated July 26, 2024, regarding the above-referenced filings of nVent Electric plc. We are providing our response to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below in bold font.
Form 10-K for the Fiscal Year Ended December 31, 2023
Note 14. Segment Information, page 71
1.It appears "Other" is not a reportable segment and should be excluded from your consolidated reportable segment totals as disclosed in the "Financial information by reportable segment" tables on page 72. Accordingly, please revise your presentation of your reportable segments in the tables in accordance with ASC 280. For instance, in the Segment Income (Loss) table, please revise your presentation of your reportable segments’ measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). In this regard, the required reconciliation should begin with the total of your reportable segments’ measures of profit or loss (excluding Other) and be reconciled to your consolidated income before income taxes. Unallocated corporate expenses and other adjustments should be made after your total reportable segments' measure of profit or loss. See also ASC 280-10-55-49.
Response:
We acknowledge the Staff’s comment. In our Quarterly Report on Form 10-Q for the period ending June 30, 2024 filed on August 6, 2024, we have revised our Segment Information footnote presentation to provide a total for our reportable segments’ measure of profit or loss that excludes the “Other” category from such total, labeled ‘Reportable segment income,’ and have also reconciled total ‘Reportable segment income’ to ‘Income before income taxes’. These revisions will be reflected similarly in future filings.

United States Securities and Exchange Commission
August 8, 2024

Form 8-K 2.02 filed May 3, 2022
Exhibit 99.1, page 2
2.We note your disclosure of Segment income on a consolidated basis. Please note a segment measure of profitability not considered your segment measure of profitability under ASC 280 is considered a non-GAAP financial measure and subject to the guidance in Reg G and Item 10(e) of Regulation S-K. In this regard, please reconcile the differences between the non-GAAP financial measure and the comparable GAAP measure, tell us how management uses this measure, and revise to disclose why management believes this measure is useful to investors.
Response:
In our earnings release dated August 6, 2024 (the “August 6 Earnings Release”) furnished as an exhibit to our Current Report on Form 8-K filed on August 6, 2024 (the “August 6 Form 8-K”), we have (i) eliminated the use of segment income on a consolidated basis and replaced it with the non-GAAP financial measure adjusted operating income, (ii) reconciled adjusted operating income to the comparable GAAP measure operating income and (iii) included disclosures on how management uses adjusted operating income and why management believes adjusted operating income is useful to investors. These revisions will be reflected similarly in future filings.
3.We note your reconciliations of non-GAAP measures. Please consider clearly labeling each measure, such as Net Income - as adjusted, as non-GAAP so that the intent of these disclosures is clear. Similarly, consider clearly labeling "adjusted EPS" as non-GAAP. Lastly, please revise to include the disclosures concerning how the non-GAAP measures are useful to investors and how management uses such measures in accordance with Item 10(e)(1)(i) of Regulation S-K.
Response:
In our reconciliations of non-GAAP measures included in our August 6 Earnings Release furnished as an exhibit to our August 6 Form 8-K, we have clearly labeled each non-GAAP measure as non-GAAP and will do so in future filings. The Staff is respectfully advised that we previously included the disclosures concerning how non-GAAP measures are useful to investors and how management uses such measures in our Current Report on Form 8-K filed May 3, 2024. However, within our August 6 Earnings Release furnished as an exhibit to our August 6 Form 8-K, we have moved such disclosures to precede the reconciliations of non-GAAP measures in the earnings release itself and these revisions will be reflected similarly in future filings.
* * *

United States Securities and Exchange Commission
August 8, 2024

If you have any questions regarding these responses to your comments or any other matter, please contact me at 763-204-7700.
Very truly yours,
/s/ Sara E. Zawoyski

Sara E Zawoyski
Executive Vice President and Chief Financial             Officer
cc:
Randolph A. Wacker, Senior Vice President, Chief Accounting Officer and Treasurer, nVent Electric plc
Jon D. Lammers, Executive Vice President, General Counsel and Secretary, nVent Electric plc
John K. Wilson, Foley & Lardner LLP